UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

ML MACADAMIA ORCHARDS, L.P.

(Name of Subject Company (Issuer))

CRESCENT RIVER AGRICULTURE LLC

(Offeror)

CRESCENT RIVER LLC

(Parent of Offeror)

FARHAD FRED EBRAHIMI

(Owner of Parent)

MARY WILKIE EBRAHIMI

(Other)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Depository Units Representing Class A Limited Partner’s Interests

(Title of Class of Securities)

55307U107

(CUSIP Number of Class of Securities)

Brad Nelson

283 Columbine Street, Suite 177

Denver, Colorado 80206

(303) 894-3227

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Wanda J. Abel

Davis Graham & Stubbs LLP

1550 17th Street, Suite 1500

Denver, Colorado 80202

(303) 892-7314

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,650,000	$92.07

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 750,000 issued and outstanding Class A Units of ML Macadamia Orchards, L.P. at the maximum tender offer price of $2.20 per Class A Unit.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009 issued March 11, 2009. Such fee equals .0000558 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $92.07	Filing Party:	Crescent River Agriculture LLC, Crescent River LLC, Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi

Form or Registration No.: Schedule TO	Date Filed:	October 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13E-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”), by Crescent River Agriculture LLC, a Colorado Limited Liability Company (the “Offeror”) and relates to the tender offer by the Offeror to purchase up to 750,000 Class A Units of ML Macadamia Orchards, L.P., a Delaware publicly traded limited partnership (the “Partnership”), at a price per Class A Unit of $2.20, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the “Offer.” The Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offeror is wholly-owned by Crescent River LLC, a Wyoming limited liability company (“Parent”), which is wholly owned by Farhad Fred Ebrahimi. Mary Wilkie Ebrahimi is the wife of Mr. Ebrahimi and may be deemed to share beneficial ownership of Class A Units owned or acquired by the Offeror, Parent or Mr. Ebrahimi. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by

Replacing the final paragraph of Section 4 entitled “Acceptance for Payment and Payment” in its entirety to read as follows:

“If we do not purchase any tendered Class A Units under the Offer for any reason, then, promptly following the expiration or termination of the Offer, in accordance with Exchange Act Rule 14e-1(c), and at no expense to the tendering unitholders:

•	the Depositary will return certificates it has received respecting tendered Class A Units to the person who delivered those certificates to the Depositary; and

•

in the case of tendered Class A Units delivered by book-entry transfer into the Depositary’s account at the book-entry transfer facility in accordance with the procedures described in Section 2 – “Procedure for Tendering Class A Units,” those Class A Units will be credited to the account at the book-entry transfer facility from which that transfer had been previously made.

Replacing both references to the address of the SEC set forth in the paragraph captioned “Available Information” in Section 8 entitled “Information Concerning ML Macadamia Orchards, L.P.” with the following:

Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Replacing the final paragraph of Section 12 entitled “Conditions to the Offer” in its entirety to read as follows:

“All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition (including any action or inaction by ML Macadamia) or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. Any determination by us concerning the events described in this Section 12 will be final and binding upon all parties. In certain circumstances, if we waive a condition described above, we may be required to extend the expiration date of the Offer. See Section 1 – ‘Terms of the Offer; Proration.’”

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009	CRESCENT RIVER AGRICULTURE LLC

	By:		Crescent River LLC
Member of Crescent River Agriculture LLC

		By:	/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact

CRESCENT RIVER LLC

	By:		/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact

/s/ FARHAD FRED EBRAHIMI*
Farhad Fred Ebrahimi

/s/ MARY WILKIE EBRAHIMI*
Mary Wilkie Ebrahimi

	*By:		/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact